United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2025

ARRIVED HOMES 5, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	99-3997278
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived Homes platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Summary – Summary Risk Factors” and “Risk Factors” in Post-Qualification Amendment No. 8 to our Offering Statement on Form 1-A filed by the company with the Securities and Exchange Commission (the “Commission”), as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived Homes 5, LLC, a Delaware series limited liability company, was formed in July 2024 to permit public investment in specific single-family rental homes. We believe people should have the freedom to move to pursue new opportunities in their lives while still having access to the wealth creation that long-term home ownership and real estate investment can provide. To support this idea, we are building what we believe to be a new model for home ownership and real estate investment that doesn’t lock people into a single home or city. We believe in passive income, conservative debt, freedom to move, diversification, and aligned incentives.

Arrived is a marketplace for investing in homes. We buy single family homes, lease them, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes, they can invest in real estate without needing to apply for mortgages or take on personal debt, and they can move to new homes or cities and continue holding their Arrived investments without having to worry about selling homes they’re invested in.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the homes that we acquire. We analyze every home investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived rents the homes we acquire to tenants who can also invest through the same process as any other member of the Arrived platform, becoming part owners of the homes they’re living in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in July 2024, our company has been engaged primarily in acquiring properties for its series offerings, developing the financial, offering and other materials to facilitate fundraising, and taking the steps necessary to effectuate the series offerings and the management of the associated series properties. As of June 30, 2025, our company has acquired 45 properties.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 16 in our Offering Circular which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of the membership interests in each of the series of our company.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Distributions

In order to qualify as a REIT, a series must distribute annually to investors at least 90% of its REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains it must distribute 100% of such income and gains annually. Our manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our manager deems relevant.

Our company expects the manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the manager. However, the manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions and reinvest distributions.

Any distributions that we make directly impacts the NAV for each of our series, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV for each series. Over the course of your investment, your distributions plus the change in NAV per interest (either positive or negative) will produce your total return.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Operating Results

Revenues

Revenues are generated at the series level and are derived from leases on the series property. All revenues generated during the six months ended June 30, 2025 are listed in the table below:

Rental Income

Series Name	June 30, 2025
Adela	$-
Adler	3,039
Alex	790
Ameris	4,186
Arbolado	-
Belleglade	4,072
Blair	-
Briarmanor	-
Camphor	2,501
Chesterton	-
Clark	7,753
Cyrus	-
Evie	243
Fortress	3,342
Galleta	-
Gerardo	1,407
Goldfinger	3,244
Hendricks	1,704
Lenka	6,071
Liam	7,559
Lilinoe	2,768
Lois	11,225
Marilyn	-
Metcalf	3,742
Monroe	-
Nathan	-
Poshington	-
Pumpkin	9,125
Raider	-
Sambino	10,082
Sandpiper	-
Scarlett	469
Sinalda	805
Stonemill	-
Targaryen	4,132
Tilly	-
Troncos	5,835
Tully	-
Tyrell	2,793
Vega	2,395
Wasilla	-
Wendover	-
Whippoorwill	-
Windgate	2,724
Wyndsong	-

$102,005

Operating Expenses

The Company incurred the following operating expenses during the six months ended June 30, 2025. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, home ownership association fees and repairs and maintenance costs. Upon closing, each series becomes responsible for its own operating expenses.

The following table summarizes the total operating expenses by series as of June 30, 2025:

Operating Expenses

Series Name	Operating expenses	Depreciation	Total expenses
Adela	$11,958	$538	$12,496
Adler	9,503	818	10,321
Alex	9,481	2,383	11,864
Ameris	17,237	1,151	18,388
Arbolado	7,751	775	8,526
Belleglade	10,382	1,721	12,102
Blair	10,536	-	10,536
Briarmanor	4,003	335	4,338
Camphor	14,308	2,272	16,580
Chesterton	416	-	416
Clark	12,576	4,369	16,945
Cyrus	3,641	891	4,533
Evie	15,954	-	15,954
Fortress	18,306	2,044	20,350
Galleta	1,004	-	1,004
Gerardo	4,389	-	4,389
Goldfinger	16,125	4,974	21,099
Hendricks	11,628	-	11,628
Lenka	13,045	2,276	15,321
Liam	21,867	2,973	24,840
Lilinoe	9,990	855	10,845
Lois	7,881	4,550	12,432
Marilyn	651	-	651
Metcalf	8,855	961	9,816
Monroe	651	-	651
Nathan	5,723	-	5,723
Poshington	1,602	-	1,602
Pumpkin	13,895	3,003	16,898
Raider	572	-	572
Sambino	13,349	3,451	16,800
Sandpiper	1,232	-	1,232
Scarlett	12,306	999	13,305
Sinalda	12,737	2,657	15,395
Stonemill	11,463	-	11,463
Targaryen	7,570	892	8,462
Tilly	8,355	897	9,252
Troncos	12,023	3,197	15,220
Tully	10,360	2,192	12,552
Tyrell	8,534	1,479	10,013
Vega	7,102	891	7,994
Wasilla	9,181	2,317	11,498
Wendover	3,625	-	3,625
Whippoorwill	6,692	-	6,692
Windgate	10,676	695	11,371
Wyndsong	18,328	-	18,328
	$417,466	$56,556	$474,021

Other Expenses

Other expenses for the six months ended June 30, 2025, consisted of the following interest expenses:

OTHER EXPENSES

Series Name	June 30, 2025
Adela	$2,713
Adler	5,315
Alex	3,594
Ameris	4,667
Arbolado	3,894
Belleglade	4,361
Blair	3,297
Briarmanor	3,774
Camphor	4,344
Chesterton	1,199
Clark	1,044
Cyrus	5,971
Evie	1,821
Fortress	7,315
Galleta	348
Gerardo	2,979
Goldfinger	5,168
Hendricks	2,054
Lenka	3,677
Liam	6,822
Lilinoe	5,468
Lois	-
Marilyn	1,687
Metcalf	1,748
Monroe	1,687
Nathan	1,482
Poshington	2,210
Pumpkin	3,728
Raider	1,297
Sambino	3,230
Sandpiper	268
Scarlett	7,280
Sinalda	5,453
Stonemill	3,674
Targaryen	5,549
Tilly	3,544
Troncos	10,252
Tully	8,886
Tyrell	5,558
Vega	5,396
Wasilla	7,738
Wendover	2,185
Whippoorwill	3,068
Windgate	3,070
Wyndsong	2,093

$170,907

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalents

Cash is held at the series level. Any material differences in cash balances are the result of cash received from net proceeds from operations, financing received from the issuance of membership interests from each Series, and receipts and/or repayments of amounts due to related parties.

The following table summarizes the cash and cash equivalents by series as of June 30, 2025:

Cash & Cash Equivalents

Series Name	June 30, 2025
Adela	$-
Adler	25,130
Alex	23,392
Ameris	8,911
Arbolado	-
Belleglade	22,344
Blair	-
Briarmanor	-
Camphor	1,776
Chesterton	-
Clark	12,603
Cyrus	1,550
Evie	6,824
Fortress	27,198
Galleta	-
Gerardo	-
Goldfinger	29,043
Hendricks	-
Lenka	18,470
Liam	10,512
Lilinoe	28,590
Lois	18,442
Marilyn	-
Metcalf	25,552
Monroe	-
Nathan	-
Poshington	-
Pumpkin	22,500
Raider	-
Sambino	21,476
Sandpiper	-
Scarlett	-
Sinalda	24,282
Stonemill	-
Targaryen	24,797
Tilly	10,716
Troncos	15,219
Tully	28,925
Tyrell	24,175
Vega	23,823
Wasilla	5,570
Wendover	-
Whippoorwill	2,579
Windgate	21,196
Wyndsong	-
$485,594

Plan of Operations

We intend to hold and manage the series properties for five to seven years during which time we will operate the series properties as single-family rental income properties. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of single-family rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than seven years.

We plan to launch a number of additional series and related offerings in the next twelve months.  As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Elevated interest rates or fluctuations in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Sustained level of remote and hybrid work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED HOMES 5, LLC, AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2025

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET AS OF JUNE 30, 2025 (UNAUDITED)	F-2
CONSOLIDATED AND CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2024 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)	F-9
CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2025 (UNAUDITED)	F-10
CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) FOR THE SIX MONTHS ENDED JUNE 30, 2025 (UNAUDITED)	F-17
CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2025 (UNAUDITED)	F-23
NOTES TO UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS	F-31

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED) AS OF JUNE 30, 2025

	Adela	Adler	Alex	Ameris	Arbolado	Belleglade	Blair
ASSETS
Current assets:
Cash	$-	$25,130	$23,392	$8,911	$-	$22,344	$-
Due from (to) third party property managers	-	981	-	1,206	-	1,195	-
Due from related party	-	2,330	3,402	3,429	-	4,806	-
Total current assets	-	28,441	26,794	13,546	-	28,345	-
Property and equipment, net	236,431	360,363	346,867	251,982	339,884	375,920	351,235
Total assets	$236,431	$388,804	$373,661	$265,529	$339,884	$404,266	$351,235

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,957	$1,662	$2,448	$3,114	$5,554	$2,359	$5,481
Due to third party property managers	603	-	2,236	-	571	-	-
Due to (from) related party	22,080	-	-	-	23,178	-	27,587
Total Current liabilities	26,639	1,662	4,684	3,114	29,304	2,359	33,068
Tenant deposits	-	-	-	-	-	-	-
Bridge financing, related party	225,000	-	-	-	323,000	-	332,000
Total Liabilities	251,639	1,662	4,684	3,114	352,304	2,359	365,068
Members’ equity (deficit)
Members’ capital	-	399,740	383,644	281,283	-	414,298	-
Accumulated deficit	(15,209)	(12,598)	(14,667)	(18,869)	(12,420)	(12,391)	(13,833)
Total members’ equity (deficit)	(15,209)	387,142	368,977	262,414	(12,420)	401,907	(13,833)
Total liabilities and members’ equity (deficit)	$236,431	$388,804	$373,661	$265,529	$339,884	$404,266	$351,235

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED) AS OF JUNE 30, 2025

	Briarmanor	Camphor	Chesterton	Clark	Cyrus	Evie	Fortress
ASSETS
Current assets:
Cash	$-	$1,776	$-	$12,603	$1,550	$6,824	$27,198
Due from (to) third party property managers	-	549	-	3,633	-	-	-
Due from related party	-	7,615	-	-	-	-	6,251
Total current assets	-	9,940	-	16,236	1,550	6,824	33,448
Property and equipment, net	409,977	270,365	539,518	316,958	391,099	260,276	367,351
Total assets	$409,977	$280,305	$539,518	$333,194	$392,648	$267,100	$400,800

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$6,552	$3,679	$1,485	$4,166	$8,353	$3,390	$4,674
Due to third party property managers	66	-	-	-	2,290	14,251	13,260
Due to (from) related party	31,471	-	28,648	1,468	22,510	20,991	-
Total Current liabilities	38,088	3,679	30,133	5,634	33,153	38,632	17,935
Tenant deposits	-	-	-	2,095	-	-	-
Bridge financing, related party	380,000	-	511,000	-	370,000	246,000	-
Total Liabilities	418,088	3,679	541,133	7,729	403,153	284,632	17,935
Members’ equity (deficit)
Members’ capital	-	295,049	-	356,077	-	-	407,188
Accumulated deficit	(8,111)	(18,423)	(1,615)	(30,612)	(10,504)	(17,533)	(24,323)
Total members’ equity (deficit)	(8,111)	276,626	(1,615)	325,465	(10,504)	(17,533)	382,865
Total liabilities and members’ equity (deficit)	$409,977	$280,305	$539,518	$333,194	$392,648	$267,100	$400,800

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED) AS OF JUNE 30, 2025

	Galleta	Gerardo	Goldfinger	Hendricks	Lenka	Liam	Lilinoe
ASSETS
Current assets:
Cash	$-	$-	$29,043	$-	$18,470	$10,512	$28,590
Due from (to) third party property managers	-	283	-	804	2,233	3,152	-
Due from related party	-	-	6,391	-	624	7,341	3,063
Total current assets	-	283	35,433	804	21,326	21,005	31,653
Property and equipment, net	293,903	371,614	542,839	249,945	330,531	431,574	375,164
Total assets	$293,903	$371,897	$578,273	$250,749	$351,857	$452,579	$406,817

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,828	$5,966	$4,130	$4,199	$2,178	$3,592	$2,577
Due to third party property managers	-	-	170	-	-	-	2,293
Due to (from) related party	15,852	28,151	-	21,527	-	-	-
Total Current liabilities	19,680	34,116	4,301	25,727	2,178	3,592	4,870
Tenant deposits	-	-	-	-	-	-	-
Bridge financing, related party	275,576	343,742	-	237,000	-	-	-
Total Liabilities	295,256	377,859	4,301	262,727	2,178	3,592	4,870
Members’ equity (deficit)
Members’ capital	-	-	596,996	-	362,606	473,091	415,492
Accumulated deficit	(1,353)	(5,961)	(23,024)	(11,978)	(12,927)	(24,104)	(13,546)
Total members’ equity (deficit)	(1,353)	(5,961)	573,972	(11,978)	349,679	448,987	401,947
Total liabilities and members’ equity (deficit)	$293,903	$371,897	$578,273	$250,749	$351,857	$452,579	$406,817

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED) AS OF JUNE 30, 2025

	Lois	Marilyn	Metcalf	Monroe	Nathan	Poshington	Pumpkin
ASSETS
Current assets:
Cash	$18,442	$-	$25,552	$-	$-	$-	$22,500
Due from (to) third party property managers	2,695	-	-	-	-	-	4,826
Due from related party	-	-	1,868	-	-	-	-
Total current assets	21,137	-	27,420	-	-	-	27,326
Property and equipment, net	322,187	363,554	311,540	364,054	180,998	379,648	326,310
Total assets	$343,324	$363,554	$338,959	$364,054	$180,998	$379,648	$353,636

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$4,166	$2,583	$2,278	$2,583	$2,796	$1,838	$2,762
Due to third party property managers	-	-	5,540	-	1,128	235	-
Due to (from) related party	6,685	17,308	-	17,808	13,279	21,388	619
Total Current liabilities	10,851	19,891	7,818	20,391	17,203	23,461	3,381
Tenant deposits	2,695	-	-	-	-	-	2,545
Bridge financing, related party	-	346,000	-	346,000	171,000	360,000	-
Total Liabilities	13,546	365,891	7,818	366,391	188,203	383,461	5,926
Members’ equity (deficit)
Members’ capital	348,529	-	338,963	-	-	-	359,210
Accumulated deficit	(18,752)	(2,337)	(7,822)	(2,337)	(7,205)	(3,812)	(11,500)
Total members’ equity (deficit)	329,778	(2,337)	331,141	(2,337)	(7,205)	(3,812)	347,710
Total liabilities and members’ equity (deficit)	$343,324	$363,554	$338,959	$364,054	$180,998	$379,648	$353,636

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED) AS OF JUNE 30, 2025

	Raider	Sambino	Sandpiper	Scarlett	Sinalda	Stonemill	Targaryen
ASSETS
Current assets:
Cash	$-	$21,476	$-	$-	$24,282	$-	$24,797
Due from (to) third party property managers	-	4,697	-	-	-	-	563
Due from related party	-	-	-	-	2,560	-	3,038
Total current assets	-	26,174	-	-	26,842	-	28,399
Property and equipment, net	359,146	299,287	391,940	438,302	386,887	391,284	391,730
Total assets	$359,146	$325,461	$391,940	$438,302	$413,729	$391,284	$420,128

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,855	$2,724	$706	$8,609	$4,767	$5,464	$2,395
Due to third party property managers	-	-	-	9,963	2,828	1,676	-
Due to (from) related party	15,160	8,610	21,734	23,847	-	29,281	-
Total Current liabilities	19,015	11,334	22,440	42,418	7,594	36,421	2,395
Tenant deposits	-	2,645	-	-	-	-	-
Bridge financing, related party	342,000	-	371,000	416,000	-	370,000	-
Total Liabilities	361,015	13,979	393,440	458,418	7,594	406,421	2,395
Members’ equity (deficit)
Members’ capital	-	331,418	-	-	426,177	-	427,611
Accumulated deficit	(1,869)	(19,936)	(1,500)	(20,116)	(20,043)	(15,138)	(9,878)
Total members’ equity (deficit)	(1,869)	311,482	(1,500)	(20,116)	406,134	(15,138)	417,733
Total liabilities and members’ equity (deficit)	$359,146	$325,461	$391,940	$438,302	$413,729	$391,284	$420,128

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED) AS OF JUNE 30, 2025

	Tilly	Troncos	Tully	Tyrell	Vega	Wasilla	Wendover
ASSETS
Current assets:
Cash	$10,716	$15,219	$28,925	$24,175	$23,823	$5,570	$-
Due from (to) third party property managers	-	2,184	-	1,107	707	-	-
Due from related party	-	7,588	2,835	2,191	5,963	-	-
Total current assets	10,716	24,990	31,760	27,474	30,493	5,570	-
Property and equipment, net	316,946	348,036	479,763	322,947	391,099	419,443	377,255
Total assets	$327,662	$373,026	$511,522	$350,421	$421,592	$425,013	$377,255

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$5,944	$4,768	$5,279	$4,593	$2,023	$2,351	$4,429
Due to third party property managers	11,748	-	709	-	-	1,255	2,109
Due to (from) related party	28,766	-	-	-	-	57,775	20,527
Total Current liabilities	46,458	4,768	5,988	4,593	2,023	61,382	27,066
Tenant deposits	-	-	-	-	-	-	-
Bridge financing, related party	294,000	-	-	-	-	-	356,000
Total Liabilities	340,458	4,768	5,988	4,593	2,023	61,382	383,066
Members’ equity (deficit)
Members’ capital	-	387,895	526,972	358,606	430,564	382,867	-
Accumulated deficit	(12,796)	(19,637)	(21,438)	(12,778)	(10,994)	(19,236)	(5,811)
Total members’ equity (deficit)	(12,796)	368,258	505,534	345,829	419,569	363,631	(5,811)
Total liabilities and members’ equity (deficit)	$327,662	$373,026	$511,522	$350,421	$421,592	$425,013	$377,255

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED) AS OF JUNE 30, 2025

	Whippoorwill	Windgate	Wyndsong	Consolidated
ASSETS
Current assets:
Cash	$2,579	$21,196	$-	$485,594
Due from (to) third party property managers	-	3,552	-	34,367
Due from related party	-	-	-	71,295
Total current assets	2,579	24,748	-	591,256
Property and equipment, net	375,616	304,293	359,680	16,015,737
Total assets	$378,195	$329,041	$359,680	$16,606,993

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$5,199	$2,124	$4,733	$172,314
Due to third party property managers	4,985	-	16,887	94,804
Due to (from) related party	23,770	1,586	17,481	569,085
Total Current liabilities	33,955	3,710	39,101	836,203
Tenant deposits	-	-	-	9,980
Bridge financing, related party	354,000	-	341,000	7,310,318
Total Liabilities	387,955	3,710	380,101	8,156,501
Members’ equity (deficit)
Members’ capital	-	337,049	-	9,041,325
Accumulated deficit	(9,760)	(11,717)	(20,421)	(590,833)
Total members’ equity (deficit)	(9,760)	325,332	(20,421)	8,450,492
Total liabilities and members’ equity (deficit)	$378,195	$329,041	$359,680	$16,606,993

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS) AS OF DECEMBER 31, 2024

	Clark	Lois	Sambino	Consolidated
ASSETS
Current assets:
Cash	-	$18,879	-	$18,879
Due from related parties	-	698	-	698
Due from (to) third party property manager	-	4,474	-	4,474
Total current assets	-	24,051	-	24,051
Property and equipment, net	321,327.24	326,737	302,738.22	950,802
Total assets	321,327.24	$350,788	302,738.22	$974,854

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	14,245.88	$8,970	8,885.11	$32,101
Tenant deposits	-	2,695	-	2,695
Due to (from) related parties	8,066.96	-	21,994.50	30,061
Total Current liabilities	22,312.84	11,665	30,879.61	64,857
Bridge financing, related party	313,000.00	-	281,847.00	594,847
Total Liabilities	335,312.84	11,665	312,726.61	659,704
Members’ equity (deficit)
Members’ capital	6,390.42	356,668	-	363,059
Accumulated deficit	(20,376.02)	(17,545)	(9,988.39)	(47,909)
Total members’ equity (deficit)	(13,985.60)	339,123	(9,988.39)	315,149
Total liabilities and members’ equity (deficit)	321,327.24	$350,788	302,738.22	$974,854

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Adela	Adler	Alex	Ameris	Arbolado	Belleglade	Blair

Rental income	$-	$3,039	$790	$4,186	$-	$4,072	$-

Operating expenses:
Depreciation	538	818	2,383	1,151	775	1,721	-
Insurance	213	329	523	304	306	450	210
Management fees	-	140	70	210	-	140	-
Management fees, related party	-	353	523	402	-	561	-
Repairs & maintenance	9,074	2,843	545	9,217	5,027	3,047	7,285
Property taxes	430	660	1,278	692	623	1,031	642
Other operating expenses	2,240	5,179	6,542	6,412	1,795	5,153	2,399
Total operating expenses	12,496	10,321	11,864	18,388	8,526	12,102	10,536

Loss from operations	(12,496)	(7,283)	(11,073)	(14,202)	(8,526)	(8,030)	(10,536)

Other expense
Interest expense	2,713	5,315	3,594	4,667	3,894	4,361	3,297
Total other expense	2,713	5,315	3,594	4,667	3,894	4,361	3,297

Net loss	$(15,209)	$(12,598)	$(14,667)	$(18,869)	$(12,420)	$(12,391)	$(13,833)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Briarmanor	Camphor	Chesterton	Clark	Cyrus	Evie	Fortress

Rental income	$-	$2,501	$-	$7,753	$-	$243	$3,342

Operating expenses:
Depreciation	335	2,272	-	4,369	891	-	2,044
Insurance	240	398	161	546	352	155	432
Management fees	-	140	-	350	-	70	140
Management fees, related party	-	467	-	913	-	-	307
Repairs & maintenance	459	4,257	-	800	475	11,627	9,691
Property taxes	733	972	-	1,799	718	475	990
Other operating expenses	2,571	8,075	254	8,168	2,097	3,627	6,746
Total operating expenses	4,338	16,580	416	16,945	4,533	15,954	20,350

Loss from operations	(4,338)	(14,079)	(416)	(9,193)	(4,533)	(15,712)	(17,008)

Other expense
Interest expense	3,774	4,344	1,199	1,044	5,971	1,821	7,315
Total other expense	3,774	4,344	1,199	1,044	5,971	1,821	7,315

Net loss	$(8,111)	$(18,423)	$(1,615)	$(10,236)	$(10,504)	$(17,533)	$(24,323)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Galleta	Gerardo	Goldfinger	Hendricks	Lenka	Liam	Lilinoe

Rental income	$-	$1,407	$3,244	$1,704	$6,071	$7,559	$2,768

Operating expenses:
Depreciation	-	-	4,974	-	2,276	2,973	855
Insurance	88	221	1,020	150	495	645	338
Management fees	-	70	140	-	210	210	140
Management fees, related party	-	43	1,229	136	771	1,040	325
Repairs & maintenance	-	804	2,866	8,751	3,880	11,407	3,545
Property taxes	-	675	2,567	458	1,210	1,392	688
Other operating expenses	917	2,576	8,302	2,132	6,480	7,174	4,955
Total operating expenses	1,004	4,389	21,099	11,628	15,321	24,840	10,845

Loss from operations	(1,004)	(2,982)	(17,856)	(9,924)	(9,250)	(17,281)	(8,077)

Other expense
Interest expense	348	2,979	5,168	2,054	3,677	6,822	5,468
Total other expense	348	2,979	5,168	2,054	3,677	6,822	5,468

Net loss	$(1,353)	$(5,961)	$(23,024)	$(11,978)	$(12,927)	$(24,104)	$(13,546)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Lois	Marilyn	Metcalf	Monroe	Nathan	Poshington	Pumpkin

Rental income	$11,225	$-	$3,742	$-	$-	$-	$9,125

Operating expenses:
Depreciation	4,550	-	961	-	-	-	3,003
Insurance	546	109	366	109	108	227	587
Management fees	350	-	140	-	-	-	280
Management fees, related party	1,521	-	465	-	-	-	1,103
Repairs & maintenance	150	-	2,133	-	4,067	80	2,907
Property taxes	1,799	-	839	-	330	695	1,496
Other operating expenses	3,515	541	4,912	541	1,219	600	7,523
Total operating expenses	12,432	651	9,816	651	5,723	1,602	16,898

Loss from operations	(1,207)	(651)	(6,074)	(651)	(5,723)	(1,602)	(7,772)

Other expense
Interest expense	-	1,687	1,748	1,687	1,482	2,210	3,728
Total other expense	-	1,687	1,748	1,687	1,482	2,210	3,728

Net loss	$(1,207)	$(2,337)	$(7,822)	$(2,337)	$(7,205)	$(3,812)	$(11,500)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Raider	Sambino	Sandpiper	Scarlett	Sinalda	Stonemill	Targaryen

Rental income	$-	$10,082	$-	$469	$805	$-	$4,132

Operating expenses:
Depreciation	-	3,451	-	999	2,657	-	892
Insurance	108	540	117	394	583	234	354
Management fees	-	350	-	70	70	-	140
Management fees, related party	-	1,276	-	-	583	-	385
Repairs & maintenance	-	330	-	7,782	1,795	8,368	2,211
Property taxes	-	1,650	-	803	1,426	715	169
Other operating expenses	464	9,203	1,115	3,256	8,280	2,147	4,312
Total operating expenses	572	16,800	1,232	13,305	15,395	11,463	8,462

Loss from operations	(572)	(6,718)	(1,232)	(12,836)	(14,590)	(11,463)	(4,329)

Other expense
Interest expense	1,297	3,230	268	7,280	5,453	3,674	5,549
Total other expense	1,297	3,230	268	7,280	5,453	3,674	5,549

Net loss	$(1,869)	$(9,947)	$(1,500)	$(20,116)	$(20,043)	$(15,138)	$(9,878)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Tilly	Troncos	Tully	Tyrell	Vega	Wasilla	Wendover

Rental income	$-	$5,835	$-	$2,793	$2,395	$-	$-

Operating expenses:
Depreciation	897	3,197	2,192	1,479	891	2,317	-
Insurance	279	630	577	386	352	498	225
Management fees	-	210	-	140	140	-	-
Management fees, related party	-	607	481	419	317	208	-
Repairs & maintenance	3,804	2,627	3,230	1,225	525	1,959	1,595
Property taxes	568	1,604	1,323	884	718	1,141	688
Other operating expenses	3,703	6,345	4,749	5,480	5,050	5,375	1,118
Total operating expenses	9,252	15,220	12,552	10,013	7,994	11,498	3,625

Loss from operations	(9,252)	(9,385)	(12,552)	(7,220)	(5,599)	(11,498)	(3,625)

Other expense
Interest expense	3,544	10,252	8,886	5,558	5,396	7,738	2,185
Total other expense	3,544	10,252	8,886	5,558	5,396	7,738	2,185

Net loss	$(12,796)	$(19,637)	$(21,438)	$(12,778)	$(10,994)	$(19,236)	$(5,811)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Whippoorwill	Windgate	Wyndsong	Consolidated

Rental income	$-	$2,724	$-	$102,005

Operating expenses:
Depreciation	-	695	-	56,556
Insurance	224	272	215	15,619
Management fees	-	140	-	4,060
Management fees, related party	-	249	-	14,684
Repairs & maintenance	3,803	4,225	15,239	163,653
Property taxes	684	555	658	36,778
Other operating expenses	1,981	5,235	2,215	182,672
Total operating expenses	6,692	11,371	18,328	474,021

Loss from operations	(6,692)	(8,648)	(18,328)	(372,017)

Other expense
Interest expense	3,068	3,070	2,093	170,907
Total other expense	3,068	3,070	2,093	170,907

Net loss	$(9,760)	$(11,717)	$(20,421)	$(542,924)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Adela	Adler	Alex	Ameris	Arbolado	Belleglade	Blair	Briarmanor

Balance at January 1, 2025	$-	$-	$-	$-	$-	$-	$-	$-
Issuance of membership units, net of offering costs	-	394,425	380,050	279,041	-	409,937	-	-
Deemed contribution from Manager	-	5,315	3,594	3,267	-	4,361	-	-
Distributions	-	-	-	(1,024)	-	-	-	-
Net loss	(15,209)	(12,598)	(14,667)	(18,869)	(12,420)	(12,391)	(13,833)	(8,111)
Balance at June 30, 2025	$(15,209)	$387,142	$368,977	$262,414	$(12,420)	$401,907	$(13,833)	$(8,111)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Camphor	Chesterton	Clark	Cyrus	Evie	Fortress	Galleta	Gerardo

Balance at January 1, 2025	$-	$-	$(13,986)	$-	$-	$-	$-	$-
Issuance of membership units, net of offering costs	292,218	-	353,969	-	-	401,935	-	-
Deemed contribution from Manager	2,831	-	-	-	-	5,254	-	-
Distributions	-	-	(4,282)	-	-	-	-	-
Net loss	(18,423)	(1,615)	(10,236)	(10,504)	(17,533)	(24,323)	(1,353)	(5,961)
Balance at June 30, 2025	$276,626	$(1,615)	$325,465	$(10,504)	$(17,533)	$382,865	$(1,353)	$(5,961)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Goldfinger	Hendricks	Lenka	Liam	Lilinoe	Lois	Marilyn	Metcalf

Balance at January 1, 2025	$-	$-	$-	$-	$-	$339,123	$-	$-
Issuance of membership units, net of offering costs	591,504	-	360,526	470,558	410,024	-	-	337,215
Deemed contribution from Manager	5,491	-	3,677	4,363	5,468	-	-	1,748
Distributions	-	-	(1,597)	(1,830)	-	(8,139)	-	-
Net loss	(23,024)	(11,978)	(12,927)	(24,104)	(13,546)	(1,207)	(2,337)	(7,822)
Balance at June 30, 2025	$573,972	$(11,978)	$349,679	$448,987	$401,947	$329,778	$(2,337)	$331,141

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Monroe	Nathan	Poshington	Pumpkin	Raider	Sambino	Sandpiper	Scarlett

Balance at January 1, 2025	$-	$-	$-	$-	$-	$(9,988)	$-	$-
Issuance of membership units, net of offering costs	-	-	-	359,521	-	332,102	-	-
Deemed contribution from Manager	-	-	-	3,728	-	4,874	-	-
Distributions	-	-	-	(4,038)	-	(5,558)	-	-
Net loss	(2,337)	(7,205)	(3,812)	(11,500)	(1,869)	(9,947)	(1,500)	(20,116)
Balance at June 30, 2025	$(2,337)	$(7,205)	$(3,812)	$347,710	$(1,869)	$311,482	$(1,500)	$(20,116)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Sinalda	Stonemill	Targaryen	Tilly	Troncos	Tully	Tyrell	Vega

Balance at January 1, 2025	$-	$-	$-	$-	$-	$-	$-	$-
Issuance of membership units, net of offering costs	422,948	-	424,311	-	381,859	520,752	354,803	425,168
Deemed contribution from Manager	3,229	-	3,300	-	8,174	6,220	3,803	5,396
Distributions	-	-	-	-	(2,138)	-	-	-
Net loss	(20,043)	(15,138)	(9,878)	(12,796)	(19,637)	(21,438)	(12,778)	(10,994)
Balance at June 30, 2025	$406,134	$(15,138)	$417,733	$(12,796)	$368,258	$505,534	$345,829	$419,569

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Wasilla	Wendover	Whippoorwill	Windgate	Wyndsong	Consolidated

Balance at January 1, 2025	$-	$-	$-	$-	$-	$315,149
Issuance of membership units, net of offering costs	375,129	-	-	333,979	-	8,611,974
Deemed contribution from Manager	7,738	-	-	3,070	-	94,899
Distributions	-	-	-	-	-	(28,607)
Net loss	(19,236)	(5,811)	(9,760)	(11,717)	(20,421)	(542,924)
Balance at June 30, 2025	$363,631	$(5,811)	$(9,760)	$325,332	$(20,421)	$8,450,492

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Adela	Adler	Alex	Ameris	Arbolado	Belleglade

Cash Flows from Operating Activities:
Net loss	$(15,209)	$(12,598)	$(14,667)	$(18,869)	$(12,420)	$(12,391)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	538	818	2,383	1,151	775	1,721
(Increase) Decrease in assets
Due from (to) third party property managers	603	(981)	2,236	(1,206)	571	(1,195)
Increase (decrease) in liabilities
Accrued expenses	3,957	1,662	2,448	3,114	5,554	2,359
Tenant deposits	-	-	-	-	-	-
Due to (from) related parties	10,111	1,804	(384)	(2,200)	5,520	(3,187)
Net cash provided by (used in) operating activities	-	(9,295)	(7,984)	(18,010)	-	(12,692)
Cash flows from financing activities
Repayments of amounts due to related party	-	(14,000)	(18,675)	(11,095)	-	(18,900)
Repayments of bridge financing, related party	-	(346,000)	(330,000)	(240,000)	-	(356,000)
Net proceeds from the issuance of membership units	-	394,425	380,050	279,041	-	409,937
Distributions	-	-	-	(1,024)	-	-
Net cash provided by (used in) financing activities	-	34,425	31,375	26,921	-	35,037
Net change in cash	-	25,130	23,392	8,911	-	22,344
Cash at beginning of the period	-	-	-	-	-	-
Cash at end of the period	$-	$25,130	$23,392	$8,911	$-	$22,344

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$2,713	$5,315	$3,594	$4,667	$3,894	$4,361

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$10,100	$14,000	$18,675	$11,095	$17,000	$18,900
Acquisition of property - Purchase price	$235,100	$360,000	$348,675	$251,095	$340,000	$374,900
Bridge Financing, related party	$225,000	$346,000	$330,000	$240,000	$323,000	$356,000
Property improvements advanced from related party	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$5,315	$3,594	$3,267	$-	$4,361

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Blair	Briarmanor	Camphor	Chesterton	Clark	Cyrus

Cash Flows from Operating Activities:
Net loss	$(13,833)	$(8,111)	$(18,423)	$(1,615)	$(10,236)	$(10,504)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	-	335	2,272	-	4,369	891
(Increase) Decrease in assets
Due from (to) third party property managers	-	66	(549)	-	(3,633)	2,290
Increase (decrease) in liabilities
Accrued expenses	5,481	6,552	3,679	1,485	(10,080)	8,353
Tenant deposits	-	-	-	-	2,095	-
Due to (from) related parties	8,352	1,159	(12,421)	130	1,901	520
Net cash provided by (used in) operating activities	-	-	(25,442)	-	(15,584)	1,550
Cash flows from financing activities
Repayments of amounts due to related party	-	-	(14,000)	-	(8,500)	-
Repayments of bridge financing, related party	-	-	(251,000)	-	(313,000)	-
Net proceeds from the issuance of membership units	-	-	292,218	-	353,969	-
Distributions	-	-	-	-	(4,282)	-
Net cash provided by (used in) financing activities	-	-	27,218	-	28,187	-
Net change in cash	-	-	1,776	-	12,603	1,550
Cash at beginning of the period	-	-	-	-	-	-
Cash at end of the period	$-	$-	$1,776	$-	$12,603	$1,550

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$3,297	$3,774	$4,344	$1,199	$1,044	$5,971

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$18,000	$20,000	$14,000	$27,000	$8,500	$21,390
Acquisition of property - Purchase price	$350,000	$400,000	$265,000	$538,000	$321,500	$391,390
Bridge Financing, related party	$332,000	$380,000	$251,000	$511,000	$313,000	$370,000
Property improvements advanced from related party	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$2,831	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Evie	Fortress	Galleta	Gerardo	Goldfinger	Hendricks

Cash Flows from Operating Activities:
Net loss	$(17,533)	$(24,323)	$(1,353)	$(5,961)	$(23,024)	$(11,978)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	-	2,044	-	-	4,974	-
(Increase) Decrease in assets
Due from (to) third party property managers	14,251	13,260	-	(283)	170	(804)
Increase (decrease) in liabilities
Accrued expenses	3,390	4,674	3,828	5,966	4,130	4,199
Tenant deposits	-	-	-	-	-	-
Due to (from) related parties	6,716	(10,392)	(2,475)	279	1,180	8,582
Net cash provided by (used in) operating activities	6,824	(14,737)	-	-	(12,569)	-
Cash flows from financing activities
Repayments of amounts due to related party	-	(18,000)	-	-	(33,060)	-
Repayments of bridge financing, related party	-	(342,000)	-	-	(516,833)	-
Net proceeds from the issuance of membership units	-	401,935	-	-	591,504	-
Distributions	-	-	-	-	-	-
Net cash provided by (used in) financing activities	-	41,935	-	-	41,611	-
Net change in cash	6,824	27,198	-	-	29,043	-
Cash at beginning of the period	-	-	-	-	-	-
Cash at end of the period	$6,824	$27,198	$-	$-	$29,043	$-

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$1,821	$7,315	$348	$2,979	$5,168	$2,054

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$13,000	$18,000	$17,017	$24,618	$33,060	$13,000
Acquisition of property - Purchase price	$259,000	$360,000	$292,593	$368,360	$549,893	$250,000
Bridge Financing, related party	$246,000	$342,000	$275,576	$343,742	$516,833	$237,000
Property improvements advanced from related party	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$5,254	$-	$-	$5,491	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Lenka	Liam	Lilinoe	Lois	Marilyn	Metcalf

Cash Flows from Operating Activities:
Net loss	$(12,927)	$(24,104)	$(13,546)	$(1,207)	$(2,337)	$(7,822)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	2,276	2,973	855	4,550	-	961
(Increase) Decrease in assets
Due from (to) third party property managers	(2,233)	(3,152)	2,293	1,779	-	5,540
Increase (decrease) in liabilities
Accrued expenses	2,178	3,592	2,577	(4,804)	2,583	2,278
Tenant deposits	-	-	-	-	-	-
Due to (from) related parties	247	(7,525)	1,386	7,383	(246)	(7,420)
Net cash provided by (used in) operating activities	(10,458)	(28,216)	(6,434)	7,701	-	(6,464)
Cash flows from financing activities
Repayments of amounts due to related party	(20,000)	(22,000)	(19,000)	-	-	(15,200)
Repayments of bridge financing, related party	(310,000)	(408,000)	(356,000)	-	-	(290,000)
Net proceeds from the issuance of membership units	360,526	470,558	410,024	-	-	337,215
Distributions	(1,597)	(1,830)	-	(8,139)	-	-
Net cash provided by (used in) financing activities	28,929	38,728	35,024	(8,139)	-	32,015
Net change in cash	18,470	10,512	28,590	(437)	-	25,552
Cash at beginning of the period	-	-	-	18,879	-	-
Cash at end of the period	$18,470	$10,512	$28,590	$18,442	$-	$25,552

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$3,677	$6,822	$5,468	$-	$1,687	$1,748

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$20,000	$22,000	$19,000	$-	$18,900	$15,200
Acquisition of property - Purchase price	$330,000	$430,000	$375,000	$-	$364,900	$305,200
Bridge Financing, related party	$310,000	$408,000	$356,000	$-	$346,000	$290,000
Property improvements advanced from related party	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$3,677	$4,363	$5,468	$-	$-	$1,748

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Monroe	Nathan	Poshington	Pumpkin	Raider	Sambino

Cash Flows from Operating Activities:
Net loss	$(2,337)	$(7,205)	$(3,812)	$(11,500)	$(1,869)	$(9,947)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	-	-	-	3,003	-	3,451
(Increase) Decrease in assets
Due from (to) third party property managers	-	1,128	235	(4,826)	-	(4,697)
Increase (decrease) in liabilities
Accrued expenses	2,583	2,796	1,838	2,762	3,855	(6,161)
Tenant deposits	-	-	-	2,545	-	2,645
Due to (from) related parties	(246)	3,281	1,740	1,359	(1,986)	9,567
Net cash provided by (used in) operating activities	-	-	-	(6,657)	-	(5,142)
Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	(17,833)	-	(18,078)
Repayments of bridge financing, related party	-	-	-	(308,492)	-	(281,847)
Net proceeds from the issuance of membership units	-	-	-	359,521	-	332,102
Distributions	-	-	-	(4,038)	-	(5,558)
Net cash provided by (used in) financing activities	-	-	-	29,157	-	26,619
Net change in cash	-	-	-	22,500	-	21,476
Cash at beginning of the period	-	-	-	-	-	-
Cash at end of the period	$-	$-	$-	$22,500	$-	$21,476

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$1,687	$1,482	$2,210	$3,728	$1,297	$3,230

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$18,900	$9,000	$19,000	$17,833	$18,000	$18,078
Acquisition of property - Purchase price	$364,900	$180,000	$379,000	$326,325	$360,000	$299,925
Bridge Financing, related party	$346,000	$171,000	$360,000	$308,492	$342,000	$281,847
Property improvements advanced from related party	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$3,728	$-	$4,874

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Sandpiper	Scarlett	Sinalda	Stonemill	Targaryen	Tilly

Cash Flows from Operating Activities:
Net loss	$(1,500)	$(20,116)	$(20,043)	$(15,138)	$(9,878)	$(12,796)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	-	999	2,657	-	892	897
(Increase) Decrease in assets
Due from (to) third party property managers	-	9,963	2,828	1,676	(563)	11,748
Increase (decrease) in liabilities
Accrued expenses	706	8,609	4,767	5,464	2,395	5,944
Tenant deposits	-	-	-	-	-	-
Due to (from) related parties	794	545	73	7,997	(4,360)	4,923
Net cash provided by (used in) operating activities	-	-	(9,717)	-	(11,513)	10,716
Cash flows from financing activities
Repayments of amounts due to related party	-	-	(19,949)	-	(15,000)	-
Repayments of bridge financing, related party	-	-	(369,000)	-	(373,000)	-
Net proceeds from the issuance of membership units	-	-	422,948	-	424,311	-
Distributions	-	-	-	-	-	-
Net cash provided by (used in) financing activities	-	-	33,999	-	36,311	-
Net change in cash	-	-	24,282	-	24,797	10,716
Cash at beginning of the period	-	-	-	-	-	-
Cash at end of the period	$-	$-	$24,282	$-	$24,797	$10,716

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$268	$7,280	$5,453	$3,674	$5,549	$3,544

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$20,390	$22,000	$19,949	$20,000	$15,000	$16,000
Acquisition of property - Purchase price	$391,390	$438,000	$388,949	$390,000	$388,000	$310,000
Bridge Financing, related party	$371,000	$416,000	$369,000	$370,000	$373,000	$294,000
Property improvements advanced from related party	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$3,229	$-	$3,300	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Troncos	Tully	Tyrell	Vega	Wasilla	Wendover

Cash Flows from Operating Activities:
Net loss	$(19,637)	$(21,438)	$(12,778)	$(10,994)	$(19,236)	$(5,811)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	3,197	2,192	1,479	891	2,317	-
(Increase) Decrease in assets
Due from (to) third party property managers	(2,184)	709	(1,107)	(707)	1,255	2,109
Increase (decrease) in liabilities
Accrued expenses	4,768	5,279	4,593	2,023	2,351	4,429
Tenant deposits	-	-	-	-	-	-
Due to (from) related parties	(646)	2,536	(1,330)	(1,168)	58,753	(728)
Net cash provided by (used in) operating activities	(14,502)	(10,722)	(9,143)	(9,955)	45,441	-
Cash flows from financing activities
Repayments of amounts due to related party	(17,500)	(24,105)	(20,599)	(21,390)	(21,000)	-
Repayments of bridge financing, related party	(332,500)	(457,000)	(300,886)	(370,000)	(394,000)	-
Net proceeds from the issuance of membership units	381,859	520,752	354,803	425,168	375,129	-
Distributions	(2,138)	-	-	-	-	-
Net cash provided by (used in) financing activities	29,721	39,647	33,318	33,778	(39,871)	-
Net change in cash	15,219	28,925	24,175	23,823	5,570	-
Cash at beginning of the period	-	-	-	-	-	-
Cash at end of the period	$15,219	$28,925	$24,175	$23,823	$5,570	$-

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$10,252	$8,886	$5,558	$5,396	$7,738	$2,185

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$17,500	$24,105	$20,599	$21,390	$21,000	$19,000
Acquisition of property - Purchase price	$350,000	$481,105	$321,485	$391,390	$415,000	$375,000
Bridge Financing, related party	$332,500	$457,000	$300,886	$370,000	$394,000	$356,000
Property improvements advanced from related party	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$8,174	$6,220	$3,803	$5,396	$7,738	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Whippoorwill	Windgate	Wyndsong	Consolidated

Cash Flows from Operating Activities:
Net loss	$(9,760)	$(11,717)	$(20,421)	$(542,924)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	-	695	-	56,556
(Increase) Decrease in assets
Due from (to) third party property managers	4,985	(3,552)	16,887	64,912
Increase (decrease) in liabilities
Accrued expenses	5,199	2,124	4,733	140,213
Tenant deposits	-	-	-	7,285
Due to (from) related parties	2,154	2,267	(1,199)	93,347
Net cash provided by (used in) operating activities	2,579	(10,183)	-	(73,423)
Cash flows from financing activities
Repayments of amounts due to related party	-	(15,600)	-	(403,483)
Repayments of bridge financing, related party	-	(287,000)	-	(7,532,559)
Net proceeds from the issuance of membership units	-	333,979	-	8,611,974
Distributions	-	-	-	(28,607)
Net cash provided by (used in) financing activities	-	31,379	-	647,325
Net change in cash	2,579	21,196	-	81,553
Cash at beginning of the period	-	-	-	18,879
Cash at end of the period	$2,579	$21,196	$-	$485,594

Cash paid for income taxes	$-	$-	$-	$-
Cash paid for interest expenses	$3,068	$3,070	$2,093	$170,907

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$19,000	$15,600	$18,000	$802,798
Acquisition of property - Purchase price	$373,000	$302,600	$359,000	$15,645,675
Bridge Financing, related party	$354,000	$287,000	$341,000	$14,842,877
Property improvements advanced from related party	$-	$-	$-	$-
Deemed contribution from Manager	$-	$3,070	$-	$94,899

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 5, LLC AND ITS SERIES NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived Homes 5, LLC (the “Company”) is a Delaware Series limited liability company formed on July 12, 2024 under the laws of the State of Delaware. Arrived Homes 5, LLC was formed to permit public investment in individual single family rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series,” that Arrived Fund Manager, LLC (the “Manager”) established. As a Delaware Series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

The following list represents each Arrived Homes 5, LLC’s Series and each Series’ wholly-owned limited liability company (“LLC”), which was used to acquire the Series’ single family rental property, along with the date the Series was formed and the date the Series’ LLC acquired the single family rental property.

SERIES OFFERING TABLE

As of June 30, 2025

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Series Adela, a series of Arrived Homes 5, LLC (Adela)	Arrived OK Adela, LLC	3/27/2025	4/30/2025
Arrived Series Adler, a series of Arrived Homes 5, LLC (Adler)	Arrived AR Adler, LLC	3/28/2025	4/2/2025
Arrived Series Alex, a series of Arrived Homes 5, LLC (Alex)	Arrived AZ Alex, LLC	2/20/2025	2/28/2025
Arrived Series Ameris, a series of Arrived Homes 5, LLC (Ameris)	Arrived OK Ameris, LLC	2/28/2025	3/12/2025
Arrived Series Arbolado, a series of Arrived Homes 5, LLC (Arbolado)	Arrived NM Arbolado, LLC	4/23/2025	4/30/2025
Arrived Series Belleglade, a series of Arrived Homes 5, LLC (Belleglade)	Arrived KY Belleglade, LLC	3/18/2025	3/28/2025
Arrived Series Blair, a series of Arrived Homes 5, LLC (Blair)	Arrived TN Blair, LLC	4/30/2025	5/7/2025
Arrived Series Briarmanor, a series of Arrived Homes 5, LLC (Briarmanor)	Arrived MO Briarmanor, LLC	4/30/2025	5/7/2025
Arrived Series Camphor, a series of Arrived Homes 5, LLC (Camphor)	Arrived Series Camphor, a series of Arrived Homes 5, LLC	2/6/2025	2/19/2025
Arrived Series Chesterton, a series of Arrived Homes 5, LLC (Chesterton)	Arrived WA Chesterton, LLC	6/5/2025	6/18/2025
Arrived Series Clark, a series of Arrived Homes 5, LLC (Clark)	Arrived AR Clark, LLC	7/19/2024	9/25/2024
Arrived Series Cyrus, a series of Arrived Homes 5, LLC (Cyrus)	Arrived AZ Cyrus, LLC	3/27/2025	4/9/2025
Arrived Series Evie, a series of Arrived Homes 5, LLC (Evie)	Arrived Series Evie, a series of Arrived Homes 5, LLC	5/1/2025	5/21/2025
Arrived Series Fortress, a series of Arrived Homes 5, LLC (Fortress)	Arrived MS Fortress, LLC	3/19/2025	3/26/2025
Arrived Series Galleta, a series of Arrived Homes 5, LLC (Galleta)	Arrived NC Galleta, LLC	6/18/2025	6/25/2025
Arrived Series Gerardo, a series of Arrived Homes 5, LLC (Gerardo)	Arrived TN Gerardo, LLC	5/1/2025	5/14/2025
Arrived Series Goldfinger, a series of Arrived Homes 5, LLC (Goldfinger)	Arrived UT Goldfinger, LLC	1/14/2025	1/29/2025
Arrived Series Hendricks, a series of Arrived Homes 5, LLC (Hendricks)	Arrived IN Hendricks, LLC	5/1/2025	5/14/2025
Arrived Series Lenka, a series of Arrived Homes 5, LLC (Lenka)	Arrived KY Lenka, LLC	2/20/2025	2/28/2025
Arrived Series Liam, a series of Arrived Homes 5, LLC (Liam)	Arrived VA Liam, LLC	2/13/2025	2/26/2025
Arrived Series Lilinoe, a series of Arrived Homes 5, LLC (Lilinoe)	Arrived MO Lilinoe, LLC	3/27/2025	4/2/2025
Arrived Series Lois, a series of Arrived Homes 5, LLC (Lois)	Arrived AR Lois, LLC	7/19/2024	9/25/2024
Arrived Series Marilyn, a series of Arrived Homes 5, LLC (Marilyn)	Arrived OH Marilyn, LLC	2/13/2025	6/4/2025
Arrived Series Metcalf, a series of Arrived Homes 5, LLC (Metcalf)	Arrived MS Metcalf, LLC	3/6/2025	3/14/2025
Arrived Series Monroe, a series of Arrived Homes 5, LLC (Monroe)	Arrived OH Monroe, LLC	5/20/2025	6/4/2025
Arrived Series Nathan, a series of Arrived Homes 5, LLC (Nathan)	Arrived AR Nathan, LLC	4/25/2025	5/14/2025
Arrived Series Poshington, a series of Arrived Homes 5, LLC (Poshington)	Arrived VA Poshington, LLC	5/13/2025	5/28/2025
Arrived Series Pumpkin, a series of Arrived Homes 5, LLC (Pumpkin)	Arrived TN Pumpkin, LLC	1/23/2025	1/29/2025
Arrived Series Raider, a series of Arrived Homes 5, LLC (Raider)	Arrived OH Raider, LLC	6/3/2025	6/11/2025
Arrived Series Sambino, a series of Arrived Homes 5, LLC (Sambino)	Arrived TN Sambino, LLC	11/21/2024	12/4/2024
Arrived Series Sandpiper, a series of Arrived Homes 5, LLC (Sandpiper)	Arrived AZ Sandpiper, LLC	6/19/2025	6/27/2025
Arrived Series Scarlett, a series of Arrived Homes 5, LLC (Scarlett)	Arrived AR Scarlett, LLC	3/19/2025	4/2/2025
Arrived Series Sinalda, a series of Arrived Homes 5, LLC (Sinalda)	Arrived AZ Sinalda, LLC	2/20/2025	2/28/2025
Arrived Series Stonemill, a series of Arrived Homes 5, LLC (Stonemill)	Arrived AR Stonemill, LLC	4/22/2025	5/7/2025
Arrived Series Targaryen, a series of Arrived Homes 5, LLC (Targaryen)	Arrived VA Targaryen, LLC	4/9/2025	4/23/2025
Arrived Series Tilly, a series of Arrived Homes 5, LLC (Tilly)	Arrived TN Tilly, LLC	4/25/2025	4/30/2025
Arrived Series Troncos, a series of Arrived Homes 5, LLC (Troncos)	Arrived AR Troncos, LLC	12/13/2024	1/15/2025
Arrived Series Tully, a series of Arrived Homes 5, LLC (Tully)	Arrived CO Tully, LLC	2/28/2025	3/12/2025
Arrived Series Tyrell, a series of Arrived Homes 5, LLC (Tyrell)	Arrived TN Tyrell, LLC	3/5/2025	3/19/2025
Arrived Series Vega, a series of Arrived Homes 5, LLC (Vega)	Arrived AZ Vega, LLC	3/27/2025	4/9/2025
Arrived Series Wasilla, a series of Arrived Homes 5, LLC (Wasilla)	Arrived NM Wasilla, LLC	3/5/2025	3/21/2025
Arrived Series Wendover, a series of Arrived Homes 5, LLC (Wendover)	Arrived GA Wendover, LLC	5/20/2025	5/28/2025
Arrived Series Whippoorwill, a series of Arrived Homes 5, LLC (Whippoorwill)	Arrived TN Whippoorwill, LLC	5/1/2025	5/14/2025
Arrived Series Windgate, a series of Arrived Homes 5, LLC (Windgate)	Arrived MS Windgate, LLC	4/23/2025	4/30/2025
Arrived Series Wyndsong, a series of Arrived Homes 5, LLC (Wyndsong)	Arrived NC Wyndsong, LLC	5/13/2025	5/28/2025

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Series conform to accounting principles generally accepted in the United States of America (GAAP). The Series has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

The accompanying unaudited condensed financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial reporting. In the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements have been included and are of a normal recurring nature.

These interim financial statements do not include all of the information and footnotes required by GAAP for complete annual financial statements and should be read in conjunction with the Company’s audited financial statements and related notes as of and for the year ended December 31, 2024, included in the Company’s Annual Report on Form 1-K. The December 31, 2024 balance sheet presented herein has been derived from those audited financial statements.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived Homes 5, LLC and its Series listed in Note 1. All inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company and each Series complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series’ property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s consolidated and consolidating financial instruments, such as cash and accrued expenses approximate fair value due to the short-term nature of these instruments. The carrying value of the bridge financing, related party payables approximate their fair values based on interest rates and terms currently available for similar instruments

Management Fee

The Manager will receive from each Series an annual asset management fee equal to six tenths of a percent (0.6%) of the purchase price of the series property for that series, paid out of the series’ net operating rental income on a quarterly basis. Additionally, pursuant to the operating agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the Company’s organization and offerings (up to a maximum of 2% of the gross offering proceeds per series offering) and in connection with the Company’s operations and the acquisition of properties and in connection with third parties providing services to the Company. The Manager may also receive a portion of the property management fee, which will be equal to the difference between eight percent (8%) and the amount actually charged by the property manager when the series property is occupied, and the property disposition fee as described below. With respect to the operating accounts for each series that the manager maintains with a third-party bank, the manager will be entitled to receive any interest earned on the cash balances in such accounts. The Manager reserves the right to waive any fees or reimbursements it is due in its sole discretion.

Property Management Fee

The company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangement for the property management company is set forth below:

Marketplace Homes

As compensation for the services provided by the property manager, each series will be charged a property management fee of $70 on a monthly basis and paid to the property manager pursuant to the property management agreement.

Property Disposition Fee

Upon the disposition and sale of the Series’ property, the Manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes, audit and tax fees, and interest payable on the Series’ bridge financing, related party

Due From (To) Third-party Property Managers

Due from (to) third-party property managers are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days from the approved prior month financial statements. Due from (to) property managers are presented net of receipts and expenses for the reported month. The Company uses a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected cash receipts and distributions. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at year-end is consistent with historical conditions as credit terms and practices and the property managers have not changed significantly. The Company and Series determined it was not necessary to record an allowance for credit losses as of June 30, 2025 and December 31, 2024.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Series’ property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the six months ended June 30, 2025.

Tenant Deposits

Tenant deposit liabilities represent security deposits received by tenant customers. This encompasses deposits administered by property management entities and liabilities associated with tenant deposits.

Operating Expenses

The Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital. (b) loan the amount of the operating expenses to the Series, on which the Manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Series adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Series determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Series does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company’s Series operate rental properties and recognizes rental revenue on a monthly basis as it is earned. Revenue from leasing arrangements falls outside the scope of FASB ASC 606 and is accounted for under the provisions of FASB ASC 842.

Comprehensive Income (Loss)

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is organized as an LLC for legal purposes and has elected to be treated as a C corporation for tax purposes, pursuant to subchapter C of the Internal Revenue Code.

Furthermore, each Series complies with the requirements to be a Real Estate Investment Trust (“REIT”), a special type of C corporation that files tax form 1120-REIT. A REIT may not be required to pay income tax at the corporate level because this form of corporation is permitted to deduct dividends paid to members as an expense. Therefore, if a REIT paid out all profit and capital gains to its members it could potentially report no taxable income. Tax losses of REITs are not allocated directly to members but, under current law, losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income of the REIT.

Most states give REIT’s a deduction for dividends paid. Since the Series generally pay dividends in excess of the taxable income generated, there would be no state tax liability in these states. In states that do not give a deduction for dividends paid, there may be a state income tax due that is assessed based on the tax table for that particular state. There is no state tax liability for members based on the locations of properties held in the REIT’s. The rules for state tax loss carryforwards vary by state as some conform to the Federal rules while others have restrictions on timeframes and/or the percentage of loss that can be carried forward.

Recently Issued and Not Yet Adopted and Adopted Accounting Pronouncements

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this standard upon inception and it did not have a material impact on their consolidated and consolidating financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance upon inception utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s consolidated and consolidating financial statements, but did change how the allowance for credit losses is determined.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semi-Annual Report is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are assurances that the Company can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

As of June 30, 2025

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Adela	$177,694	$59,275	$-	$236,969	$(538)	$236,431
Adler	269,931	91,250	-	361,181	(818)	360,363
Alex	262,081	87,169	-	349,250	(2,383)	346,867
Ameris	189,859	63,274	-	253,133	(1,151)	251,982
Arbolado	255,659	85,000	-	340,659	(775)	339,884
Belleglade	283,916	93,725	-	377,641	(1,721)	375,920
Blair	263,735	87,500	-	351,235	-	351,235
Briarmanor	300,263	100,000	10,049	410,312	(335)	409,977
Camphor	199,512	66,250	6,875	272,637	(2,272)	270,365
Chesterton	405,018	134,500	-	539,518	-	539,518
Clark	240,284	82,500	-	322,784	(5,825)	316,958
Cyrus	294,143	97,848	-	391,990	(891)	391,099
Evie	195,526	64,750	-	260,276	-	260,276
Fortress	271,420	90,000	7,975	369,395	(2,044)	367,351
Galleta	220,755	73,148	-	293,903	-	293,903
Gerardo	279,524	92,090	-	371,614	-	371,614
Goldfinger	410,340	137,473	-	547,813	(4,974)	542,839
Hendricks	187,445	62,500	-	249,945	-	249,945
Lenka	250,306	82,500	-	332,806	(2,276)	330,531
Liam	327,047	107,500	-	434,547	(2,973)	431,574
Lilinoe	282,269	93,750	-	376,019	(855)	375,164
Lois	240,284	82,500	5,440	328,224	(6,037)	322,187
Marilyn	272,329	91,225	-	363,554	-	363,554
Metcalf	230,983	76,300	5,217	312,500	(961)	311,540
Monroe	272,829	91,225	-	364,054	-	364,054
Nathan	135,998	45,000	-	180,998	-	180,998
Poshington	284,898	94,750	-	379,648	-	379,648
Pumpkin	247,731	81,581	-	329,312	(3,003)	326,310
Raider	269,146	90,000	-	359,146	-	359,146
Sambino	227,757	74,981	-	302,738	(3,451)	299,287
Sandpiper	294,093	97,848	-	391,940	-	391,940
Scarlett	329,801	109,500	-	439,301	(999)	438,302
Sinalda	292,307	97,237	-	389,544	(2,657)	386,887
Stonemill	293,784	97,500	-	391,284	-	391,284
Targaryen	294,372	98,250	-	392,622	(892)	391,730
Tilly	234,773	77,500	5,570	317,843	(897)	316,946
Troncos	263,733	87,500	-	351,233	(3,197)	348,036
Tully	361,678	120,276	-	481,955	(2,192)	479,763
Tyrell	244,055	80,371	-	324,426	(1,479)	322,947
Vega	294,143	97,848	-	391,990	(891)	391,099
Wasilla	309,135	103,750	8,875	421,760	(2,317)	419,443
Wendover	283,505	93,750	-	377,255	-	377,255
Whippoorwill	282,366	93,250	-	375,616	-	375,616
Windgate	229,338	75,650	-	304,988	(695)	304,293
Wyndsong	269,930	89,750	-	359,680	-	359,680

	$12,025,691	$3,999,544	$50,001	$16,075,236	$(59,498)	$16,015,737

Depreciation expense was $56,556 for the six months ended June 30, 2025.

NOTE 5: BRIDGE FINANCING, RELATED PARTY

For the six months ended June 30, 2025, several Series obtained bridge financing from Arrived Short Term Notes, LLC, an affiliate of the Manager. The following is a summary of the bridge financing by each Series as of June 30, 2025:

Series Name	Lender	Address	Bridge financing, related party	Interest Rate	Interest Only Period
Arrived OK Adela, LLC	Arrived Short Term Notes, LLC	1111 W. Fargo Road, Claremore, OK 74019	$225,000	7.00%	1 Year
Arrived NM Arbolado, LLC	Arrived Short Term Notes, LLC	3747 Greg Avenue Southwest, Albuquerque, NM 87121	323,000	7.00%	1 Year
Arrived TN Blair, LLC	Arrived Short Term Notes, LLC	1425 Willow Springs Drive, Johnson City, TN 37604	332,000	6.50%	1 Year
Arrived MO Briarmanor, LLC	Arrived Short Term Notes, LLC	1717 Briarmanor Drive, Lake Saint Louis, MO 63367	380,000	6.50%	1 Year
Arrived WA Chesterton, LLC	Arrived Short Term Notes, LLC	304 NW 25th Place, Battle Ground, WA 98604	511,000	6.50%	1 Year
Arrived AZ Cyrus, LLC	Arrived Short Term Notes, LLC	11513 W. Deanne Drive, Youngtown, AZ 85363	370,000	7.00%	1 Year
Arrived Series Evie, a series of Arrived Homes 5, LLC	Arrived Short Term Notes, LLC	7229 Dowery Dell Way, Northport, AL 35473	246,000	6.50%	1 Year
Arrived NC Galleta, LLC	Arrived Short Term Notes, LLC	3402 Saddlebred Drive, Gastonia, NC 28052	275,576	6.50%	1 Year
Arrived TN Gerardo, LLC	Arrived Short Term Notes, LLC	445 Quiver Street, Johnson City, TN 37604	343,742	6.50%	1 Year
Arrived IN Hendricks, LLC	Arrived Short Term Notes, LLC	216 Hendricks Place, Indianapolis, IN 46201	237,000	6.50%	1 Year
Arrived OH Marilyn, LLC	Arrived Short Term Notes, LLC	3039 Lamptonridge Drive, Columbus, OH 43232	346,000	6.50%	1 Year
Arrived OH Monroe, LLC	Arrived Short Term Notes, LLC	3051 Lamptonridge Drive, Columbus, OH 43232	346,000	6.50%	1 Year
Arrived AR Nathan, LLC	Arrived Short Term Notes, LLC	1402 West 11th Street, North Little Rock, AR 72114	171,000	6.50%	1 Year
Arrived VA Poshington, LLC	Arrived Short Term Notes, LLC	3120 Stony Valley Drive, Richmond, VA 23223	360,000	6.50%	1 Year
Arrived OH Raider, LLC	Arrived Short Term Notes, LLC	1502 Winwood Drive, Loveland, OH 45140	342,000	6.50%	1 Year
Arrived AZ Sandpiper, LLC	Arrived Short Term Notes, LLC	10281 North 115th Ave, Youngtown, AZ 85363	371,000	6.50%	1 Year
Arrived AR Scarlett, LLC	Arrived Short Term Notes, LLC	954 Glass Street, Cave Springs, AR 72718	416,000	7.00%	1 Year
Arrived AR Stonemill, LLC	Arrived Short Term Notes, LLC	2340 Stonemill Drive, Fayetteville, AR 72701	370,000	6.50%	1 Year
Arrived TN Tilly, LLC	Arrived Short Term Notes, LLC	495 Cox Hollow Road, Kingsport, TN 37663	294,000	7.00%	1 Year
Arrived GA Wendover, LLC	Arrived Short Term Notes, LLC	517 Windsong Drive, Rincon, GA 31326	356,000	6.50%	1 Year
Arrived TN Whippoorwill, LLC	Arrived Short Term Notes, LLC	3047 Berna Way, Morristown, TN 37814	354,000	6.50%	1 Year
Arrived NC Wyndsong, LLC	Arrived Short Term Notes, LLC	11320 Joe Morrison Lane, Charlotte, NC 28214	341,000	6.50%	1 Year

			$7,310,318

Bridge financings are secured by each Series’ property, generally have a term of 18 months, and bear interest at rates ranging from 6.5% to 7.5% per annum. These financings accrue interest on an interest-only basis, with all accrued interest payable at maturity or upon earlier repayment. As of June 30, 2025, all outstanding bridge financings mature in more than one year and are therefore presented as non-current liabilities on the consolidated and consolidating balance sheets. The notes do not carry any prepayment penalties.

During the six months ended June 30, 2025, several Series repaid bridge financings from Arrived Short Term Notes, LLC, in an aggregate amount of $7,532,559. The repayments, which were funded through proceeds from the issuance of membership units, settled the principal and all accrued interest in full.

Interest expense related to this financing for the six months ended June 30, 2025 was $170,907.

NOTE 6: MEMBERS’ EQUITY

Each Series is managed by Arrived Fund Manager, LLC, a Delaware limited liability company and managing member of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy.

The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series. The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

During the six months ended June 30, 2025, the Series closed on its public offerings for net proceeds of $8,611,974. The following is a summary of the public offerings by each Series.

June 30, 2025

Series Name	# of Units Issued	Proceeds from the issuance of membership units	Issuance expense (1%)	Offering expense (2%)
Adela	-	$-	$-	$-
Adler	42,611	394,425	4,261	8,524
Alex	41,068	380,050	4,107	8,223
Ameris	30,125	279,041	3,013	6,027
Arbolado	-	-	-	-
Belleglade	44,291	409,937	4,429	8,864
Blair	-	-	-	-
Briarmanor	-	-	-	-
Camphor	31,559	292,218	3,156	6,316
Chesterton	-	-	-	-
Clark	38,231	353,969	3,823	7,648
Cyrus	-	-	-	-
Evie	-	-	-	-
Fortress	43,385	401,935	4,339	8,677
Galleta	-	-	-	-
Gerardo	-	-	-	-
Goldfinger	63,956	591,504	6,396	12,800
Hendricks	-	-	-	-
Lenka	38,954	360,526	3,895	7,799
Liam	50,839	470,558	5,084	10,178
Lilinoe	44,300	410,024	4,430	8,866
Lois	-	-	-	-
Marilyn	-	-	-	-
Metcalf	36,416	337,215	3,642	7,283
Monroe	-	-	-	-
Nathan	-	-	-	-
Poshington	-	-	-	-
Pumpkin	38,831	359,521	3,883	7,776
Raider	-	-	-	-
Sambino	35,859	332,102	3,586	7,172
Sandpiper	-	-	-	-
Scarlett	-	-	-	-
Sinalda	45,707	422,948	4,571	9,141
Stonemill	-	-	-	-
Targaryen	45,844	424,311	4,584	9,175
Tilly	-	-	-	-
Troncos	41,261	381,859	4,126	8,255
Tully	56,288	520,752	5,629	11,259
Tyrell	38,317	354,803	3,832	7,665
Vega	45,949	425,168	4,595	9,197
Wasilla	41,088	375,129	4,109	9,862
Wendover	-	-	-	-
Whippoorwill	-	-	-	-
Windgate	36,069	333,979	3,607	7,224
Wyndsong	-	-	-	-

	930,948	$8,611,974	$93,095	$187,931

		$8,611,974	$93,095	$187,931
		$-	$-	$-

In connection with the public offering, each Series incurred brokerage fees of 1% of gross proceeds, which is paid directly to the broker as a deduction from gross proceeds. In accordance with the operating agreement, the Manager received the following reimbursements, deducted from the gross proceeds of the offering. For the six months ended June 30, 2025, the following were reimbursements and fees paid to the Manager:

●	Out-of-pocket expenses: up to 2% of gross proceeds, $187,931.

●	Sourcing fees: up to 3.5% of gross proceeds, $277,690.

●	Financing and holding expenses: up to 2.5% of gross proceeds, $138,790.

Distributions

During the six months ended June 30, 2025, 8 Series made aggregate distributions to the investors of $28,607. Such distributions were recorded as reductions to members’ capital.

The following table reflects total distributions by Series during the six months ended June 30, 2025.

Series	June 30, 2025
Adela	$-
Adler	-
Alex	-
Ameris	1,024
Arbolado	-
Belleglade	-
Blair	-
Briarmanor	-
Camphor	-
Chesterton	-
Clark	4,282
Cyrus	-
Evie	-
Fortress	-
Galleta	-
Gerardo	-
Goldfinger	-
Hendricks	-
Lenka	1,597
Liam	1,830
Lilinoe	-
Lois	8,139
Marilyn	-
Metcalf	-
Monroe	-
Nathan	-
Poshington	-
Pumpkin	4,038
Raider	-
Sambino	5,558
Sandpiper	-
Scarlett	-
Sinalda	-
Stonemill	-
Targaryen	-
Tilly	-
Troncos	2,138
Tully	-
Tyrell	-
Vega	-
Wasilla	-
Wendover	-
Whippoorwill	-
Windgate	-
Wyndsong	-

$28,607

NOTE 7: RELATED PARTY TRANSACATIONS

The Series’ Manager, Arrived Fund Manager, LLC, is a managing member with common management of the Series.

Due from (to) Related Party

The Series engage in various transactions with the Manager and its affiliates in the ordinary course of operating and financing activities. As of June 30, 2025, certain Series owed the Manager an aggregate of $569,085, primarily related to initial funding for property acquisitions. In addition, the Manager owed certain Series an aggregate of $71,295. These advances are non-interest bearing and have no stated repayment terms.

Deemed Contributions

During the six months ended June 30, 2025, certain Series received deemed contributions from the Manager totaling $94,899 in exchange for forgiveness of amounts previously due.

Management Compensation

During the six months ended June 30, 2025, total management compensation charged by the Manager, including sourcing fees, financing and holding expenses, offering expenses, asset management fees, reimbursements of acquisition expenses, property management fees, and interest expense from affiliates of Manager, were an aggregate of $674,095.

The following table reflects the total management fee paid by each Series during the six months ended June 30, 2025.

June 30, 2025

Series	Sourcing fees	Financing and holding expenses	Offering expenses	Asset management fee	Reimbursements of acquisition expenses	Property management fee, related party	Total

Adela	$-	$-	$-	$-	$-	$-	$-
Adler	12,600	6,300	8,524	180	2,500	173	30,277
Alex	12,200	6,100	8,223	523	2,500	-	29,546
Ameris	8,780	4,390	6,027	251	2,500	151	22,099
Arbolado	-	-	-	-	-	-	-
Belleglade	13,120	6,560	8,864	375	2,500	186	31,605
Blair	-	-	-	-	-	-	-
Briarmanor	-	-	-	-	-	-	-
Camphor	9,270	4,630	6,316	398	2,500	70	23,183
Chesterton	-	-	-	-	-	-	-
Clark	11,250	5,620	7,648	643	2,500	270	27,931
Cyrus	-	-	-	-	-	-	-
Evie	-	-	-	-	-	-	-
Fortress	12,600	6,300	8,677	180	2,500	127	30,384
Galleta	-	-	-	-	-	-	-
Gerardo	-	-	-	-	-	43	43
Goldfinger	19,240	9,620	12,800	1,100	2,500	130	45,389
Hendricks	-	-	-	-	-	136	136
Lenka	11,550	5,770	7,799	495	2,500	276	28,390
Liam	15,050	7,520	10,178	645	2,500	395	36,288
Lilinoe	13,120	6,560	8,866	188	2,500	138	31,371
Lois	-	-	-	973	-	548	1,521
Marilyn	-	-	-	-	-	-	-
Metcalf	10,680	5,340	7,283	305	2,500	159	26,268
Monroe	-	-	-	-	-	-	-
Nathan	-	-	-	-	-	-	-
Poshington	-	-	-	-	-	-	-
Pumpkin	11,420	5,710	7,776	653	2,500	450	28,509
Raider	-	-	-	-	-	-	-
Sambino	10,490	5,240	7,172	750	2,500	527	26,678
Sandpiper	-	-	-	-	-	-	-
Scarlett	-	-	-	-	-	-	-
Sinalda	13,610	6,800	9,141	583	2,500	-	32,634
Stonemill	-	-	-	-	-	-	-
Targaryen	13,580	6,790	9,175	194	2,500	191	32,430
Tilly	-	-	-	-	-	-	-
Troncos	12,250	6,120	8,255	350	2,500	257	29,732
Tully	16,830	8,410	11,259	481	2,500	-	39,480
Tyrell	11,250	5,620	7,665	321	2,500	98	27,454
Vega	13,690	6,840	9,197	196	2,500	122	32,544
Wasilla	14,520	7,260	9,862	208	2,500	-	34,350
Wendover	-	-	-	-	-	-	-
Whippoorwill	-	-	-	-	-	-	-
Windgate	10,590	5,290	7,224	151	2,500	98	25,853
Wyndsong	-	-	-	-	-	-	-

	$277,690	$138,790	$187,931	$10,142	$55,000	$4,542	$674,095

NOTE 8: INCOME TAXES

The Company is taxed as a C corporation for U.S. federal income tax purposes. In connection with its real estate activities, the Company is treated as a real estate investment trust (“REIT”) under the Internal Revenue Code.

As a REIT, the Company generally is not subject to U.S. federal income tax on taxable income that is distributed to stockholders, provided it meets all REIT qualification requirements, including distributing at least 90% of its taxable income and satisfying certain asset and income tests. For the year ended December 31, 2025, the Company anticipates that it will qualify as a REIT. As a result, the Company does not expect to incur a current federal tax liability for the year and thus, no tax provision is reflected for Series with net income for the six months ended June 30, 2025. For Series with net losses for the six months ended June 30, 2025, no income tax benefit is recognized as the Company has established a full valuation allowance on the net operating loss tax benefit.

In accordance with ASC 740, Income Taxes, the Company evaluates temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. As of  June 30, 2025 and December 31, 2024, the Company did not have any temporary differences, other than net operating losses which were fully reserved, and thus no net deferred tax assets or liabilities were recorded

Although the Company expects to qualify and be taxed as a REIT for U.S. federal income tax purposes, it may be subject to state and local income or franchise taxes in various jurisdictions. These taxes are generally imposed either due to the Company's legal entity status or as a result of owning or operating real estate assets within those jurisdictions. The Company evaluates its exposure to such taxes on a jurisdictional basis. For the six months ended June 30, 2025, state income and franchise tax obligations, if any, were not material to the consolidated and consolidating financial statements.

The Company’s policy is to record interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense in the consolidated statement of operations. As of December 31, 2024, the Company had no unrecognized tax benefits and did not incur any interest or penalties related to uncertain tax positions during the six months ended June 30, 2025. Accordingly, no accrual for uncertain tax positions was recorded as of June 30, 2025 and December 31, 2024.

The Company is not currently subject to any income tax audits in any taxing jurisdiction. However, the Company’s 2024 tax year remains open and subject to examination by the relevant taxing authorities.

NOTE 9: SUBSEQUENT EVENTS

The following list represents acquisitions that are in contract but have not closed or have not been submitted to the Securities and Exchange Commission as of June 30, 2025.

Acquisitions post June 30, 2025

LocationID	Series	Address	Acquisition Closing Date	Offering Closing Date	Purchase Price
E09_Fizzy	Fizzy	1019 Tomahawk Terrace, Johnson City, TN 37604	7/2/2025	Not Closed	$366,810
E09_Camila	Camila	2504 Elmwood Avenue, Lowell, Arkansas 72745	7/9/2025	Not Closed	380,000
E09_Terrien	Terrien	5698 Prickly Loop, Ooltewah, TN 37363	7/23/2025	Not Closed	414,855
E09_Ashland	Ashland	400 Arrowhead Drive, Johnson City, TN 37601	7/23/2025	Not Closed	343,785
E09_Wildcat	Wildcat	2069 Southwood Circle, Morristown, TN 37813	7/23/2025	Not Closed	320,000
E09_Gracianna	Gracianna	5462 Rothermund Drive, Canal Winchester, OH 43110	8/20/2025	Not Closed	335,000
E09_Rivendell	Rivendell	117 Nettle Leaf Drive, Meridianville, AL 35759	8/27/2025	Not Closed	235,000

					$2,395,450

The following list represents the following Series closed with the Securities and Exchange Commissions after June 30, 2025

Offerings closed post June 30, 2025

LocationID	Series	Address	Offering Closing Date	Closed Initial Raise Amount
E09_Gerardo	Gerardo	445 Quiver Street, Johnson City, TN 37604	7/10/2025	$434,180
E09_Adela	Adela	1111 W. Fargo Road, Claremore, OK 74019	7/18/2025	283,070
E09_Tilly	Tilly	495 Cox Hollow Road, Kingsport, TN 37663	7/31/2025	370,140
E09_Hendricks	Hendricks	216 Hendricks Place, Indianapolis, IN 46201	7/16/2025	303,290
E09_Whippoorwill	Whippoorwill	3047 Berna Way, Morristown, TN 37814	7/31/2025	441,890
E09_Evie	Evie	7229 Dowery Dell Way, Northport, AL 35473	7/22/2025	308,840
E09_Nathan	Nathan	1402 West 11th Street, North Little Rock, AR 72114	7/14/2025	217,380
E09_Poshington	Poshington	3120 Stony Valley Drive, Richmond, VA 23223	7/31/2025	474,130
E09_Raider	Raider	1502 Winwood Drive, Loveland, OH 45140	8/21/2025	432,980
E09_Wyndsong	Wyndsong	11320 Joe Morrison Lane, Charlotte, NC 28214	8/14/2025	433,800
E09_Wendover	Wendover	517 Windsong Drive, Rincon, GA 31326	8/22/2025	440,660
E09_Cyrus	Cyrus	11513 W. Deanne Drive, Youngtown, AZ 85363	8/29/2025	459,840
E09_Marilyn	Marilyn	3039 Lamptonridge Drive, Columbus, OH 43232	8/29/2025	431,040

				$5,031,240

During the period from July 1, 2025 through August 31, 2025, the Company has declared and paid aggregate dividends totaling $62,358.

ITEM 4. EXHIBITS

PART III – EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived Homes 5, LLC
2.2*	Limited Liability Company Agreement of Arrived Homes 5, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived Homes 5, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a series of Arrived Homes 5, LLC
6.1*	Broker Dealer Agreement, dated October 14, 2024 between Arrived Homes 5, LLC and Dalmore Group, LLC
6.2*	Form of Promissory Note
6.3*	Form of Property Management Agreement dated [*], 202[*], between Marketplace Homes and Arrived Series [*], a series of Arrived Homes 5, LLC
6.4*	NCPS PPEX ATS Company Agreement
6.5*	Secondary Brokerage Agreement
6.7*	NCIT Software and Services License Agreement
6.8*	Purchase and Sale Agreement dated June 22, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Clark Property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Clark dated July 19, 2024 for Arrived Series Clark Property
6.9*	Purchase and Sale Agreement dated June 22, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Lois Property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lois dated July 19, 2024 for Arrived Series Lois Property
6.10*	Purchase and Sale Agreement dated December 16, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Goldfinger Property
6.10.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Goldfinger dated [ ], 2025 for Arrived Series Goldfinger Property
6.11*	Purchase and Sale Agreement dated December 10, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Pumpkin Property
6.11.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pumpkin dated January 24, 2025 for Arrived Series Pumpkin Property
6.12*	Purchase and Sale Agreement dated November 5, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sambino Property
6.12.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sambino dated November 21, 2024 for Arrived Series Sambino Property
6.13*	Purchase and Sale Agreement dated December 10, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Troncos Property
6.13.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Troncos dated December 13, 2024 for Arrived Series Troncos Property
6.14*	Purchase and Sale Agreement dated February 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Alex Property
6.14.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Alex dated February 21, 2025 for Arrived Series Alex Property
6.15*	Purchase and Sale Agreement dated January 11, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Camphor Property

6.15.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Camphor dated February 6, 2025 for Arrived Series Camphor Property
6.16*	Purchase and Sale Agreement dated February 11, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Lenka Property
6.16.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lenka dated February 21, 2025 for Arrived Series Lenka Property
6.17*	Purchase and Sale Agreement dated January 12, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Liam Property
6.17.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Liam dated February 13, 2025 for Arrived Series Liam Property
6.18*	Purchase and Sale Agreement dated February 11, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Sinalda Property
6.18.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sinaldi dated February 21, 2025 for Arrived Series Sinalda Property
6.19*	Purchase and Sale Agreement dated February 27, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Adler Property
6.19.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Adler dated March 18, 2025 for Arrived Series Adler Property
6.20*	Purchase and Sale Agreement dated February 19, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Ameris Property
6.20.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ameris dated March 4, 2025 for Arrived Series Ameris Property
6.21*	Purchase and Sale Agreement dated February 20, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Belleglade Property
6.21.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Belleglade dated March 18, 2025 for Arrived Series Belleglade Property
6.22*	Purchase and Sale Agreement dated December 4, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Metcalf Property
6.22.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Metcalf dated March 27, 2025 for Arrived Series Metcalf Property
6.23*	Purchase and Sale Agreement dated March 5, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Scarlett Property
6.23.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Scarlett dated March 19, 2025 for Arrived Series Scarlett Property
6.24*	Purchase and Sale Agreement dated February 14, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Tully Property
6.24.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tully dated March 4, 2025 for Arrived Series Tully Property
6.25*	Purchase and Sale Agreement dated February 20, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Tyrell Property
6.25.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tyrell dated March 5, 2025 for Arrived Series Tyrell Property
6.26*	Purchase and Sale Agreement dated March 14, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Wasilla Property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wasilla dated March 17, 2025 for Arrived Series Wasilla Property
6.27*	Purchase and Sale Agreement dated February 13, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Adela Property
6.27.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Adela dated Month Day, 2025 for Arrived Series Adela Property
6.28*	Purchase and Sale Agreement dated April 14, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Arbolado Property
6.28.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Arbolado dated April 23, 2025 for Arrived Series Arbolado Property
6.29*	Purchase and Sale Agreement dated April 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Cyrus Property
6.29.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cyrus dated March 27, 2025 for Arrived Series Cyrus Property
6.30*	Purchase and Sale Agreement dated February 11, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Fortress Property
6.30.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Fortress dated March 19, 2025 for Arrived Series Fortress Property

6.31*	Purchase and Sale Agreement dated February 11, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Lilinoe Property
6.31.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lilinoe dated March 27, 2025 for Arrived Series Lilinoe Property
6.32*	Purchase and Sale Agreement dated March 12, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Targaryen Property
6.32.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Targaryen dated April 9, 2025 for Arrived Series Targaryen Property
6.33*	Purchase and Sale Agreement dated April 9, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Tilly Property
6.33.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tilly dated April 25, 2025 for Arrived Series Tilly Property
6.34*	Purchase and Sale Agreement dated March 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Vega Property
6.34.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Vega dated March 27, 2025 for Arrived Series Vega Property
6.35*	Purchase and Sale Agreement dated April 9, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Blair Property
6.35.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Blair dated April 30, 2025 for Arrived Series Blair Property
6.36*	Purchase and Sale Agreement dated May 7, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Briarmanor Property
6.36.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Briarmanor dated April 30, 2025 for Arrived Series Briarmanor Property
6.37*	Purchase and Sale Agreement dated April 12, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Evie Property
6.37.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Evie dated May 1, 2025 for Arrived Series Evie Property
6.38*	Purchase and Sale Agreement dated February 6, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Fizzy Property
6.38.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Fizzy dated May 15, 2025 for Arrived Series Fizzy Property
6.39*	Purchase and Sale Agreement dated February 6, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Gerardo Property
6.39.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Gerardo dated May 1, 2025 for Arrived Series Gerardo Property
6.40*	Purchase and Sale Agreement dated May 7, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Hendricks Property
6.40.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hendricks dated May 1, 2025 for Arrived Series Hendricks Property
6.41*	Purchase and Sale Agreement dated May 7, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Nathan Property
6.41.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Nathan dated May 9, 2025 for Arrived Series Nathan Property
6.42*	Purchase and Sale Agreement dated April 15, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Stonemill Property
6.42.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Stonemill dated April 22, 2025 for Arrived Series Stonemill Property
6.43*	Purchase and Sale Agreement dated April 14, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Terrien Property
6.43.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Terrien dated May 14, 2025 for Arrived Series Terrien Property
6.44*	Purchase and Sale Agreement dated April 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Whippoorwill Property
6.44.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Whippoorwill dated May 1, 2025 for Arrived Series Whippoorwill Property
6.45*	Purchase and Sale Agreement dated April 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Windgate Property
6.45.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Windgate dated April 23, 2025 for Arrived Series Windgate Property
6.46*	Purchase and Sale Agreement dated April 9, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Wyndsong Property
6.46.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wyndsong dated May 13, 2025 for Arrived Series Wyndsong Property

6.47*	Purchase and Sale Agreement dated April 18, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Ashland Property
6.47.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ashland dated June 20, 2025 for Arrived Series Ashland Property
6.48*	Purchase and Sale Agreement dated May 25, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Chesterton
6.48.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Chesterton dated June 11, 2025 for Arrived Series Chesterton
6.49*	Purchase and Sale Agreement dated April 14, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Galleta Property
6.49.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Galleta dated June 4, 2025 for Arrived Series Galleta Property
6.50*	Purchase and Sale Agreement dated April 23, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Marilyn Property
6.50.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Marilyn dated May 20, 2025 for Arrived Series Marilyn Property
6.51*	Purchase and Sale Agreement dated April 25, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Monroe Property
6.51.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Monroe dated May 20, 2025 for Arrived Series Monroe Property
6.52*	Purchase and Sale Agreement dated April 23, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Poshington Property
6.52.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Poshington dated May 13, 2025 for Arrived Series Poshington Property
6.53*	Purchase and Sale Agreement dated June 2, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Sandpiper Property
6.53.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sandpiper dated June 20, 2025 for Arrived Series Sandpiper Property
6.54*	Purchase and Sale Agreement dated May 14, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Raider Property
6.54.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Raider dated June 3, 2025 for Arrived Series Raider Property
6.55*	Purchase and Sale Agreement dated April 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Wendover Property
6.55.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wendover dated May 20, 2025 for Arrived Series Wendover Property
6.56*	Purchase and Sale Agreement dated April 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Wesley Property
6.56.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wesley dated May 20, 2025 for Arrived Series Wesley Property
6.57*	Purchase and Sale Agreement dated June 20, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Wildcat Property
6.57.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wildcat dated June 20, 2025 for Arrived Series Wildcat Property
11.1	Consent of Stephano Slack LLC
11.2	Consent of Maynard Nexsen PC (included in Exhibit 12.1)
12.1	Opinion of Maynard Nexsen PC
99.1*	Valuation Policy

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED HOMES 5, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer

Date:	September 26, 2025

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 26, 2025
Ryan Frazier	(principal executive officer) Chief Executive Officer and Director of Arrived Homes 5, LLC

/s/ Sue Korn	Principal Financial and	September 26, 2025
Sue Korn	Accounting Officer of Arrived Holdings, Inc. Principal Financial and Accounting Officer of Arrived Homes 5, LLC

Arrived Fund Manager, LLC	Managing Member	September 26, 2025

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer